EXHIBIT 21

SUBSIDIARIES

The following is as of June 30, 2007:

Name of Subsidiary	Jurisdiction

Education Empowerment Funding, LLC	Delaware

Embark Corp.	Delaware

Embark Online, Inc	Delaware

Goto College Holdings Inc.	Delaware

Iempower, Inc. (d/b/a MyRichUncle™)	Delaware

MRU ABS LLC	Delaware

MRU Funding SPV, Inc.	Delaware

MRU Lending, Inc.	Delaware

MRU Lending Holdco, LLC	Delaware

MRU Originations, Inc.	Delaware

MRU Universal Guaranty Agency, Inc.	Delaware

Student Services SPV, Inc.	Delaware